UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Isdera North America, Inc.

New York	333-138059	11-2885989
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 Pine Drive Cold Springs Harbor, New York		11724
(Address of principal executive offices)		(Zip Code)

(516) 971-3385
(Company’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

ISDERA NORTH AMERICA, INC.
50 Pine Drive
Cold Spring Harbor, New York

INFORMATION STATEMENT

      Isdera North American, Inc. (the “Company”) is mailing this information statement on or about October 17, 2007, to the holders of record of shares of its common stock as of the close of business on October 16, 2007, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

      The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

      The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

      You are receiving this information statement because the Company has been advised that Cosell Investments, Ltd., the holder of approximately 34.8% of the outstanding shares of common stock of the Company, plan to:

•	Appoint Jing Jiang to the Board of Directors; and

•	Accept the resignation of Ruediger Albrecht from the Board of Directors.

      The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

      Cosell Investments, Ltd. (the “Buyer”) acquired approximately 34.8% of the issued and outstanding shares of common stock of the Company (the “Transaction”) from Kingsgate Development, Ltd. and Eastern Glow Investment, Ltd. (collectively, the “Sellers”) pursuant to the terms and conditions of a stock purchase agreement, dated October 4, 2007, among the Buyer, the Sellers and the Company (the “Stock Purchase Agreement”). For your reference, please note that the Company filed a copy of the Stock Purchase Agreement as exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on October 15, 2007.

      Immediately prior to the closing of the Transaction, Ruediger Albrecht served as the sole member of the Board of Directors. Pursuant to the terms and conditions of the Stock Purchase Agreement, immediately following the closing of the Transaction:

•	The Buyer’s nominee, Jing Jiang, was appointed to the Board of Directors;

•
Ruediger Albrecht tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Registrant of this Information Statement pursuant to Rule 14f-1; and

•	The parties agreed to appoint the Buyers’ nominee, Jing Jiang, to the Board of Directors at a future date to be determined by the Buyers.

As described above, shortly after the filing of this information statement, the Buyers intend to appoint Jing Jiang to the Board of Directors and cause the Company to accept the resignation of Ruediger Albrecht from the Board of Directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

      As of October 16, 2007, 4,284,400 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information, as of October 16, 2007, concerning shares of common stock of the Registrant, the only class of its securities that are issued and outstanding, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group:

	Amount and
	Nature of
	Beneficial	Percentage of
Name and Address of Beneficial Owner (1)	Ownership	Common Stock(3)

Jing Jiang (2)	1,495,000	34.8%
PO Box 031-114 Shennan Zhong Road Shenzhen City PR China 518031

Ruediger Albrecht 50 Pine Drive Cold Spring Harbor, New York 11724	0	—
All directors and executive officers as a group (2 persons)	1,495,000	34.8%

(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)	Shares are held in the name of Cosell Investments, Ltd. Ms. Jiang is the President and sole stockholder of Cosell Investments, Ltd.
(3)	Based on 4,284,400 shares of Common Stock outstanding.

Change in Control Arrangements

     On October 4, 2007, Isdera North American, Inc. (the “Registrant”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Cosell Investments, Ltd. (the “Buyer”), Kingsgate Development, Ltd. and Eastern Glow Investment, Ltd. (collectively, the “Sellers”). The transaction contemplated by the Stock Purchase Agreement closed on October 12, 2007. There were no material relationships between the Registrant or its affiliates and any of the parties to the Stock Purchase Agreement, other than in respect of the Stock Purchase Agreement.

      Pursuant to the terms and conditions of the Stock Purchase Agreement, the Buyer acquired from the Sellers 1,495,000 shares of common stock of the Registrant (the “Transaction”). A copy of the Stock Purchase Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K.
      The Buyer acquired control of the Registrant on October 12, 2007. The Buyer acquired control by purchasing approximately 34.8% of the issued and outstanding shares of common stock of the Registrant directly from the Sellers on the terms and conditions set forth in the Stock Purchase Agreement. The Buyer paid $245,000.00 for the shares of common stock acquired by it pursuant to the Stock Purchase Agreement. The Buyer used its working capital to fund the purchase of the shares that it acquired.

     Immediately prior to the closing of the Transaction, Ruediger Albrecht served as the sole member of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, (1) the Buyers’ nominee, Jing Jiang, was appointed to the Board of Directors; (2) Ruediger Albrecht tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Registrant of an Information Statement pursuant to Rule 14f-1, and (3) the parties agreed to appoint the Buyer’s nominee, Jing Jiang (President of the Buyer), to the Board of Directors at a future date to be determined by the Buyer.

      With the completion of the Transaction, the appointment of Jing Jiang to the Board of Directors, and the resignation of Ruediger Albrecht from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Jing Jiang, Director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary

     Ms. Jiang, born in February 1982, age 25, has been employed as an internal auditor by Shanghai Bao Gang Group Limited from July 2004 until September 2006, where she audited and oversaw the company’s accounting transactions. She was then employed as the director and President by Cosell Investments Limited from February 2007 until present.

     Ms. Jiang is a director with one other reporting company in the United States (Best Care, Inc.). There are no family relationships between Ms. Jiang and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Ms. Jiang (or any member of her immediate family) had or is to have a direct or indirect material interest.

     Ms. Jiang has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Jiang has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Ms. Jiang has not, during the last five years, been a party of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

Ruediger Albrecht, President /CEO, CFO and Chairman

     Since 1987, Mr. Albrecht has held the office of President for Isdera North America, Inc. While there is no connection between Mr. Albrecht, the Company and Isdera GMBH, Mr. Albrecht has extensive general manager and marketing experience in international trade, transportation, logistics, import/export and service industries and in providing direction and control for the logistics, transportation, marketing and administrative functions. Since 1987, Mr. Albrecht has also held office as President of ASG International, Ltd. transportation, import/export and world wide, handling all marketing, sales, administrative and financial aspects, as well as system introduction of ABI (automatic release of imports by customs) to affiliate company. Imexsys, Inc., custom broker, international forwarder. ASG International, Ltd. is an internationally oriented company mainly involved in import and export of goods, mainly motor cars world wide. Transportation was arranged by the affiliated company, Imexsys, Inc., a fully licensed and forwarding agent and custom house broker, under the supervision of ASG International, Ltd. ASG International, Ltd. assisted to implement a computer program especially made for custom house brokers. The system is called IBI, which will customs clearance electronically.

Officers

Jing Jiang, Director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary

     Information about Ms. Jiang is set forth above under “Directors and Nominees.”

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

      Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

      There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees

      The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

      The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

     Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, for the fiscal year ended June 30, 2007 (our first year in existence), paid by the Registrant to all individuals serving as the Registrant’s chief executive officer or acting in a similar capacity during the fiscal year ended June 30, 2007 (our first year in existence), regardless of compensation level. During the last completed fiscal year, the Registrant did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

		Annual Compensation				Long Term Compensation
						Restricted		LTIP
					Other Annual	Stock	Options/	payouts	All Other
Name	Title	Year	Salary	Bonus	Compensation	Awarded	SARs (#)	($)	Compensation
Ruediger Albrecht	Former President	2007	$0	0	0	0	0	0	0
	CEO, CFO
	Chairman
Jing Jiang	Current	2007	$0	0	0	0	0	0	0
	CEO, CFO
	Secretary

     To date, no compensation has been awarded to, earned by or paid to Ms. Jiang, in her capacity as chairman of the board, chief executive officer, chief financial officer and Secretary of the Registrant.

Director Compensation

     The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Isdera North America, Inc.

Jing Jiang
Chairman of the Board & Chief Executive Officer
Date: October 15, 2007